Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934
(Amendment No.   )*

Right Management Consultants
(Name of Issue)

COMMON
 (Title of Class of Securities)

766573109
(Cusip number)

Check the following box if a fee is being paid
with this statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number: 766573109           13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a
group:  (a) [   ]
(b) [ X ]
3.   SEC Use only
4.   Citizenship or place of organization:
Delaware
5.   Sole voting power: 195800
6.   Shared voting power:
96200
7.   Sole Dispositive power:  195800
8.   Shared dispositive power:  96200
9.   Aggregate amount beneficially owned by each
reporting person: 292000
10.  Percent of class represented by amount in
Row 9:  4.43
11.  Type of Person Reporting*:  IA
Item 1.   (a)  Name of Issuer:
Right Management
     Consultants (b)  Address of
     Issuer's Principal Executive
     Offices:

1818 Market Street
33rd Floor
Philadelphia,  PA  19103-3614

Item 2.   (a)  Investment Advisors,
Inc.
     (b)  3700 First Bank Place, Box
     357, Minneapolis, MN 55440 (c)
     Delaware
  (d)  Title of Class of Securities:
                Common
     (e)  Cusip Number: 766573109
Item 3    (e)  Investment Advisor
registered under
Section 203 of
the
          Investment Advisors Act of
1940.
Item 4.   (a)  Amount beneficially owned:
292000
     (b)  Percent of Class: 4.43
 (c)  Number of shares as to which such
               person has:

     (I)  Sole power to vote: 195800

     (ii) Shared power to vote:  96200

     (iii)     Sole power to dispose or
direct
disposition of:
195800

 (iv) Shared power to dispose or direct
                         disposition of:
96200

Item 5.        If this statement is being
filed to
report the
fact that as of
          the date hereof the reporting
person has ceased to be the
          beneficial owner of more than
five percent of the class of
securities, check the following:  [  X  ]

Item 6.        The shares referred to in
this filing
are held by
various
          custodian banks for various
clients of Investment Advisors, Inc.
          None of the individual clients
or custodian banks holds more
     than 5% or more of the shares.

Item 7.        Not applicable.

Item 8.        Not

applicable.

Item 9.        Not

applicable.

Item 10.

Certification

By signing below I certify that, to
the best of my knowledge and belief,
the
securities referred to above were
acquired in the ordinary course of
business
and were not acquired for the purpose
of and do not have the effect of
changing
or influencing the control of the
issuer of such securities and were not
acquired in connection with or as a
participant in any transaction having
such
purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify
that the infraction set forth in this
statement is true, complete /29/ and
correct.

Date:   10/10/99

/s/  Gerri Lynn Zschetzsche

Gerri Lynn Zschetzsche
Risk Analyst